CARBON 612 CORPORATION

200 Old Country Road, Suite 610

Mineola, NY 11501-4241

January 18, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Carbon 612 Corporation

Amendment no. 2 to Form 10-12G

Filed September 30, 2010

Amendment no. 1 to Form 10-Q for fiscal quarter ended March 31, 2010

Filed September 29, 2010

File No. 000-53882

Ladies and Gentlemen:

We are writing in response to your letter of October 28, 2010 regarding the above-referenced filings of Carbon 612 Corporation (the “Company”, “we”, “us” or “our”). Each Staff comment and our response are below.

Amendment no. 2 to Form 10-12G

1.

Regarding your response to prior comments 1 and 2:

•

Please tell us why you believe that you will not incur installation costs on the additional 2,000 units to reach the 10,000 unit level.

•

Please provide additional detail regarding how you have sufficient information to provide reasonable assurance of the accuracy of your $150 cost to product the unit and $100 installation. Please show us how your analysis reflects the costs of complying with your obligations under the federal securities laws.

•

Please reconcile the "approximately $20 per month" charge mentioned on page 5 with the $8.95 - $29.95 price mentioned on page 18.

Response:

The failure to include unit and installation costs was an inadvertent omission which has been corrected.

The registration statement has been revised to provide the basis for unit production and installation costs.

The monthly charge of $2,500 to Clear Skies includes the costs for compliance with securities laws requirements. Such costs are included in administrative and overhead in the revised disclosure.

The $20 per month charge mentioned on page 5 is an estimated average used for calculation purposes. The amounts mentioned on page 18 are a range of possible charges.

Background, page 3

2.

We note the deletion from the first paragraph based on your response to prior comment 18 and your disclosure in the last paragraph on page 3. Please balance your disclosure regarding Clear Skies to include the losses it experienced and the existence of, and reasons for, the going concern language in the audit report provided to Clear Skies. With a view toward disclosure, please also tell how adverse developments with Clear Skies' existence would affect you, your ownership structure and your access to and costs of employees and facilities.

Response:

We have added disclosure relating to Clear Skies in accordance with the Staff’s comment.

Products and Services, page 4

3.

We note your response to our prior comment 3. However, please revise to clarify your statement in the first bulleted point on page 4 that the process is now underway. For example, please revise to clarify if you have now submitted the necessary test units to Underwriters Laboratory.

Response:

The disclosure has been revised to clarify that the third party verification has been obtained and we are currently in discussions with UL to determine what we need to submit to UL for UL’s evaluation; as such, we have not yet submitted the necessary test units to UL.

4.

We note your response to our prior comment 4. However, we note your disclosure in the fourth paragraph on page F-22. Please revise.

Response:

The disclosure in Note 1 to the unaudited financial statements has been revised to clarify that the XTRAX unit may be able to use microwave or satellite technology only after further development. Please see page F-7.

XTRAX Recurring Revenue Model, page 5

5.

Please provide us with a copy of the Solar Energy Industries Association report mentioned in the fourth paragraph on page 6, clearly marking the relevant sections of these reports.

Response:

The Solar Energy Industries Association report is being provided supplementally. The Company calculated the total of 90,158 residential installations by adding all of the residential installations from 2000 to 2009. The Company calculated the total of 100,198 installations by adding all of the installations from 2000 to 2009.

6.

We note your response to prior comments 7 and 10; however, it remains unclear how you have a reasonable basis to state that your proposed service provides the highest market value, reliability and cost-effectiveness and that your product is preferred when you have not generated revenue. Please revise your disclosure accordingly.

Response:

The references to highest market value, reliability and cost-effectiveness and to our product being preferred have been removed from the registration statement.

7.

Please expand your responses to prior comments 7 and 8 to show us your calculations that quantify (1) the amount of renewable energy credits that customers typically receive in comparison to amount they would have to pay for your service, and (2) the amount of additional value that customers would receive by using your service compared to the cost of your service.

Response:

We have added the following disclosure on page 6 in the Form 10/A:

SRECs are bought and sold in auction markets as well as under firm contracts.  The auction market price of an SREC in the State of New Jersey during the seventeen months from August, 2009 to December 2010 ranged between $601.25 and $665.04 per mW for a monthly average of $655.13. Based on industry data from the Solar Energy Industry Association the size of the average solar residential installation in 2009 was 5.3 kW.  Based on 4.5 sun hours a day in New Jersey during a year, and based on a 30 day month and 12 months a year, that system would generate 8,586 kWh or 8.5 mWh annually.  Using the average auction price per mW the total revenue from that home in one year would be $5,568.62.  If the aggregator’s fee was as high as 20% (these fees now range from 10% - 20%), or $1,113.72, the balance would equal $4,454.88.  Based on our expected price of approximately $20 per month, our fee would average $240 and the homeowner would receive $4,214.88.  Since SREC auction prices in New Jersey are the highest in the United States we might charge a higher monthly fee in New Jersey than in other states.  For instance, SREC auction fees per SREC in the month of November 2010 were Maryland ($320), Maine ($500), Ohio ($325), Pennsylvania ($210) and the District of Columbia ($225).  Also, older residential solar systems have a lower average capacity – in the period from 2005 – 2008 they averaged 4.5 kW each (about 15% less than the 2009 average of 5.3 kW) and therefore in New Jersey the total revenue and revenue to the homeowner would be reduced to approximately $4,733.32 and $3,546.66, based on our $20 per month fee.

 Action market price date came from http:www.srectrade.com/auctionhistory.php. Based on our research we could find no later data and therefore we believe that it reflects the most recent available data; the data was not prepared for use in the registration statement, we did not request permission from the authors to refer to their data in the registration statement and we did not pay for nor were we affiliated with the completion of the data.

8.

We note your response to our prior comment 8. We also note that, in the second paragraph on page 6, you state that your business model is to license and install XTRAX on all sub-100kW systems in the United States.  However, in the fourth paragraph on page 6, you provide the total installed resident solar systems in the United States. Please revise to also disclose the total number of sub-1 00kW systems in the United States. Please also revise to disclose whether you are able to quantify the portion of the total number of disclosed installed systems which are sub-100kW systems in jurisdictions that provide renewable energy credits.

Response:

The Company does not believe the total sub-100kW systems in the United States is available, but has provided an estimate based on available information.

Competition, page 8

9.

Please expand your response to our prior comment 10 to provide us with objective support for your statement regarding the costs of other monitoring systems.

Response:

The competition section has been substantially revised and the statement that competing products are uneconomical has been removed.

Government Subsidies, page 9

10.

Please expand your response to prior comment 11 to address publicly reported reductions or suspensions of state incentive programs.

Response:

The registration statement has been revised to disclose that recent increases in deficits on the state level may negatively impact resources for state renewable energy incentive programs, but we are not aware of any reported reductions or suspensions of any state renewable energy incentive programs.

Overview, page 17

11.

Please expand your disclosure added in response to prior comment I 4 to clarify how the "client present value" operates relative to your business. For example, do you enter into or facilitate execution of the agreement "on behalf of [the] client"? If so, what arc the material terms of the agreement, such as duration and termination provisions? If not, who are the parties to the agreement?

Response:

The registration statement has been revised to clarify how the client present values operate relative to the Company’s business in accordance with the Staff’s comment.

12.

We note your disclosure indicating that the unit will be installed outside the home, although your previous disclosure indicated that it would be installed inside the home. We also note the change on page 7 from your disclosure that the meter is unique to disclosure that it is standard. In an appropriate section of your document, please describe the reasons for these developments. Ensure that you disclosure makes clear what you mean by the term "CT sensor."

Response:

The registration statement has been revised to clarify how the unit may be installed inside or outside the home, and to explain why the Company switched from a unique to standard design. Please see pages 7 and 18 of Form 10/A.

Liquidity and Capital Resources

13.

We note your statement that at June 30. 2010 you had approximately $3,000 in cash and at September 27, 2010, you had approximately $8,000 in cash. Please revise to discuss the cause of this increase in cash.

Response:

The increase in cash was a result of funds advanced to us by our parent company. Because the increase in cash between June 30, 2010 and September 27, 2010 is no longer material, it is not included in the registration statement. The registration statement discloses that the increase in cash between September 30, 2010 and January 3, 2011 was as a result of funds advanced to us by our parent company.

Item 6. Executive Compensation, page 24

14.

Please expand your response to prior comment 20 to clarify whether, and if so how, you considered Regulation S-K Compliance and Disclosure Interpretations 217.08 and 217.09.

Response:

We have considered Regulation S-K Compliance and Disclosure Interpretations 217.08 and 217.09 and revised our disclosure accordingly.

Certain Relationships and Related Transactions, page 24

15.

Please reconcile your disclosure in this section with the information in your financial statements. For example, we note the amount due to the parent company on page F-3.

Response:

The amounts have been reconciled in accordance with the Staff’s comment.

Item 11. Description of Registrant’s Securities to be Registered, page 26

16.

We note your response to our prior comment 23. However, you have not addressed in your response your assertion that, if you have not filed all required reports under the Exchange Act, holders of your common stock may resell their shares of common stock pursuant to Rule 144. Provide us your analysis of the authority supporting your statement.

Response:

The registration statement has been revised to disclose that only non-affiliates of the Company may sell shares if we have not filed all required reports under the Exchange Act. Please refer to the last sentence of Rule 144(b)(1)(i), which provides that the requirements of Rule 144(c)(1) (relating to current public information) do not apply with respect to shares sold by non-affiliates, provided the shares are held for one year prior to resale.

Financial Statements

Note 1. Nature of operations and basis for presentation, page F-7

17.

Please revise your Loss per share for the Restated Period from September 10, 2008 to December 31, 2008 as it does not appear mathematically correct.

Response:

The weighted average number of shares for this period has been revised. As so revised, the loss per share is correct.

18.

We note your statement on page F-8 as well as F-18 that it was determined by the SEC... that [y]our financial statements as of and for each of the years ended December 31, 2008 and 2009 contained an error..." It is inappropriate to represent that the Commission itself reviewed or made determinations regarding your filings' when in fact you elected to revise your filing as a result of staff comments or otherwise. Also, you should not imply that you are not responsible for decisions regarding your disclosure. Please revise.

Response:

We have revised the disclosure relating to the restatement in accordance with the Staff’s comment.

Note 3. Related Party Transactions, page F-13

19.

We re-issue our previous comment 28. Please clarify how the change in accounting for the warrant liability is included in your restated financial statements and in Note 1 as indicated in your response. It is unclear from your disclosure whether the change in accounting for the warrant liability is part of your restatement.

Response:

Page F-8 has been revised to correct the error of omitting the warrant liability.

Amendment no. 1 to Form 10-Q for fiscal quarter ended March 31, 2010

Item 4T. Controls and Procedures, page 16

20.

With a view towards disclosure, please tell us why your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures were not effective, and discuss how you intend to rectify such deficiencies.

Response:

Our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were ineffective due to our failure to record expenses incurred on our behalf by our parent company. To rectify this, the Company now records all such expenses. The Company will file an amendment to its Form 10-Q.

Carbon 612 Corporation hereby acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Carbon 612 Corporation

By:  /s/ Ezra Green

      Ezra Green, CEO

cc: Jeff Cahlon -- Sichenzia Ross Friedman Ference LLP

      Richard Salute – J H Cohn